

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

Via E-mail
Mr. Jay A. Brown
Chief Financial Officer
Crown Castle International Corp.
1220 Augusta Drive, Suite 500
Houston, Texas 77057-2261

Re: Crown Castle International Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 13, 2012
File No. 001-16441

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

A substantial portion of our revenues is derived from a small number of customers …, page 8

1. We note that you derive 21% of your revenues from Sprint Nextel. Per your disclosure, the elimination of Sprint's push-to-talk network referred to as iDEN and deployment of Network Vision "will likely result in Sprint not renewing certain contracts" with you. Please disclose in your MD&A how the non-renewal will impact your operations and cash flows in 2012 and subsequent periods.

Contractual Cash Obligations, page 27

2. We note in footnote (c) that the impact of principal payments that will commence following the anticipated repayment dates of your tower revenue notes on 2015, 2017 and 2020 are not considered. Please revise to quantify in the footnote the principal amounts having anticipated repayment dates in 2015, 2017 and 2020 and the related interest included in the "Thereafter" column. If true, disclose that you do not expect to repay such notes in full on or prior to their respective anticipated repayment dates. We note your disclosure in footnote (d) of Note 6 on page 53.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Dean Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Jessica Plowgian, Attorney-Advisor at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director